Commission File Number 001-31914

Exhibit 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Eighth Meeting of the Sixth Session of the Board of Directors of China Life Insurance Company Limited

The eighth meeting (the “Meeting”) of the sixth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on November 30, 2018 by means of a written review and telecommunication voting. The directors were notified of the Meeting by way of a written notice dated November 27, 2018. All of the Company’s eleven directors attended the Meeting. The Meeting was convened in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The following resolution was passed at the Meeting:

1.	The Proposal on Nominating the Candidate for the Director of China Guangfa Bank Co., Ltd.

Voting result: 11 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

November 30, 2018